Consent of Independent Auditors
The Board of Directors
Genesis Healthcare, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-143069, 333-159026, 333-173925 and 333-188485) on Form S-8 of Genesis Healthcare, Inc. (formerly Skilled Healthcare Group, Inc.) of our report dated February 26, 2015, with respect to the consolidated balance sheets of FC-GEN Operations Investment, LLC as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), members’ interest and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the Form 8-K/A of Genesis Healthcare, Inc. (formerly Skilled Healthcare Group, Inc.) dated February 26, 2015.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 26, 2015